August 22, 2014

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Kevin L. Vaughn, Gary Newberry and Martin James

Re:	Rambus Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Fiscal Quarter Ended March 31, 2014
Filed April 25, 2014
Response Letter Dated July 25, 2014
File No. 000-22339

Ladies and Gentlemen:
This letter is submitted in response to the additional comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated August 8, 2014 to Rambus Inc. (the “Company”, “Rambus”, “our” or “we”). For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics. The Company’s response follows each of the numbered comments.

Form 10-K for the Year ended December 31, 2013

Note 19 - Agreements with SK hynix and Micron, page 97

1.
We note your response to prior comment 2. Please explain to us in greater detail why you believe analogy to FASB ASC 985-605-25-33 through 985-605-25-35 is appropriate. Address how you considered the fact that the value of the patent to the counterparty has already been established for the past periods and will not be reduced. Refer to FASB ASC 985-605-25-33.

Response:

We supplementally advise the Staff that consistent with the framework described in Staff Accounting Bulletin 13.A.1, footnote 5, the Company believes that the guidance pursuant to ASC 985-605-25-33 through 985-605-25-35 with respect to extended payment terms is the best reflection of the economics and

United States Securities and Exchange Commission
August 22, 2014

inherent risks of the license arrangements. Using the SK hynix agreement as an example and while SK hynix is contractually bound to pay the amounts under a court approved settlement, for accounting purposes, the licensing fees under the SK hynix agreement are not considered fixed or determinable at the outset of the agreement for the following reasons:

•
Our patent portfolio is constantly evolving as we develop new technology. Technological obsolescence has always been a risk in patent licensing, since customers could adopt alternate technologies, or certain technologies (and the corresponding patents) could become irrelevant, which could result in customers asking for concessions or additional license rights or a stoppage of payment under an agreement. In the current agreement, even though SK hynix is contractually bound to pay us for past and future royalties over the term of the license, the non-payment of which would result in a breach of contract, if developments in the intellectual property environment indicate that the patent portfolio we have licensed to SK hynix has been weakened, SK hynix may choose to stop payment and renegotiate for concessions, which could impact even the past periods.

•
Our agreements require our customers to pay us license fees over extended periods of time, typically 5-7 years with the majority of payment being received more than 12 months after a contract becomes effective. In certain circumstances contractual terms have been modified during the term of the original agreement which has led the Company to determine that the fees are not fixed or determinable pursuant to ASC 985-605-25-34.

•
Further the Company and SK hynix had been involved in prolonged litigation prior to entering into a settlement agreement, which adds another level of uncertainty as it relates to the possibility that SK hynix may not fulfill its payment obligation over the term of the license.

The value of the patents licensed to SK hynix, for both the past and future periods, was established at the outset of the agreement and is a fixed amount. However, based on the reasons stated above the licensing fees are not considered fixed or determinable at the outset of the agreement and as a result revenue is being recognized as the contractual payments become due and payable. The accounting methodology applied for both the past and the future periods is the same - i.e. both past and future licensing fees are recognized in the statement of operations as “revenue”.

Note 19 - Agreements with SK hynix and Micron, page 97

2.
You state in the response to prior comment 3 that $28.9 million of the royalty revenues recognized in the year ended December 31, 2013 are related to settlement of past infringements with SK hynix and Micron. On page 31 of your June 30, 2014 Form 10-Q, you state that $43.0 million of the royalty revenues for the six months ended June 30, 2014 is related to royalty revenue from settlement of past infringements with SK hynix and Micron. We note that these amounts also represent the total amount of royalty revenue recorded for these agreements during the respective

United States Securities and Exchange Commission
August 22, 2014

periods. Please clarify for us how you are accounting for the royalty revenues related to each of the past and future patent license elements of each settlement.

Response:

We supplementally advise the Staff that based on the fair value determined for the various settlement elements (using SK hynix as an example), the total consideration was $240 million, of which $127.7 million was allocated to the settlement of past matters (i.e. $125.8 million for resolution of past infringements and $1.9 million for the resolution of antitrust litigation) based on relative fair values. In applying the proration between various settlement elements, the Company’s policy is to allocate the settlement consideration received, to the past elements first (i.e. resolution of past infringements and resolution of antitrust litigation) and then to the future license periods. The Company’s rationale is based on the notion that any consideration received must be applied to outstanding past settlement obligations before recognizing any licensing revenue for future periods. Upon receipt of aggregate total payment of $127.7 million consideration related to past matters (approximately 11 quarters of payments), the Company will then start to recognize the remaining consideration received as licensing royalty revenue for the license period. For the $127.7 million consideration related to past matters, which is scheduled to be received from Q3 2013 to Q1 2016, the proceeds are being allocated between revenue and gain from settlement of the antitrust litigation based on these two elements’ relative fair value. The remaining consideration, which represents the future license, will be recognized as royalty revenue, as these amounts become due and payable over the remaining term of the agreement as there are no future performance obligations.

The accounting related to the recognition of the both the past and future settlement elements is the same - meaning both past and future fees are recognized as revenue in the statement of operations. The amounts considered a gain from settlement of the antitrust litigation is classified as gain from settlement in the statement of operations.

Note 19 - Agreements with SK hynix and Micron, page 97

3.
We note that the settlement agreement with Micron provides for payments of 0.6% of sales of certain identified Micron products on a quarterly basis over the next 7 years, with payments not to exceed $10 million per quarter or $40 million per rolling twelve-month period. Based on this, it appears that the amount of payments could be less than $280 million. Please clarify and also tell us how this uncertainty as to the total amount payable under the settlement agreement impacts your accounting for the settlement agreement. Please also address why you concluded it was appropriate to allocate any amounts to the past infringements in light of the fact that the total settlement amount is contingent upon future sales of products.

Response:

As described in our response to Comment 1 above, pursuant to ASC 985-605-25-33 through 985-605-25-35 the Company is recognizing royalty revenues from license fees for past infringement and

United States Securities and Exchange Commission
August 22, 2014

future patent licenses, as these amounts become due and payable over the remaining term of the agreements. As a result, any future changes in amounts payable under the agreement will not impact accounting for royalty revenue as the Company is not recognizing any revenue based on non-contingent amounts. However, this would impact our disclosures of past infringement and future patent license payments in the footnote to the financial statements. Notwithstanding that, we advise the Staff that it is our belief that the possibility of receiving less than $280 million over the seven year period from Micron is remote and therefore that it is a reasonable amount to include in our disclosures of future expected cash flows from this arrangement, due to the following reasons:

•
At Micron’s current licensed product sales level, which include mostly DRAM sales, the calculated royalties based on 0.6% of sales are significantly higher than $10 million. A payment of less than $10 million would require Micron’s licensed product sales to be less than $1.67 billion in any quarter, and its licensed product sales have been significantly higher than the threshold for the past few quarters. The Company believes that the identified Micron products subject to the agreement used in the calculation are substantial to Micron’s business.

•
The DRAM market has gone through considerable consolidation, and currently has three companies that according to industry sources, provide approximately 91% of the global supply of DRAM’s. The demand for DRAM’s continues to grow, and even with price reductions, industry sources indicates the overall market is expected to be stable to growing in the future. Based on the estimated DRAM revenue and market share data from third party market research companies such as iSuppli, Micron’s forecasted DRAM revenue will trend upwards over the next seven years. Based on data from iSuppli, Micron’s quarterly DRAM revenue for the next seven years are expected to fluctuate between $2.5 billion and $3.4 billion, which are significantly higher than the $1.67 billion sales threshold for the royalty cap of $10 million. As such, we assumed the total payments to be received over the 7 years to be approximately $280 million.

As indicated above, it is our belief that receiving payments of less than $280 million is considered remote and therefore believe that is a reasonable amount to include in our disclosures of future expected cash flows from this arrangement, but if the amount received was ultimately less than $280 million, the amount (lower in this case) would still be recognized in the statement of operations as revenue when the amount is due and payable based on the revenue recognition framework for this arrangement described in our response to Comment 1 above. Therefore, there is no impact to accounting methodology to the fact that these payments are contingent upon future sales, as once the amount is received (which is the first time that revenue would be recognized), the amount is no longer contingent upon any future events.

In regards to why it was appropriate to allocate any amounts to the past infringements in light of the fact that the total settlement amount is contingent upon future sales of products, we followed the guidance provided by Eric C. West, Associate Chief Accountant of the Office of the Chief Accountant of the U.S. Securities and Exchange Commission, in a speech at the 2007 AICPA National Conference on Current

United States Securities and Exchange Commission
August 22, 2014

SEC and PCAOB Developments on December 10, 2007 in regards to the accounting for litigation settlements. During the speech, he clearly indicated that “to properly account for [the] arrangement, a company must identify each item given and received and determine whether those items should be recognized…. While [ASC 605-25] was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we concluded it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values.” Though the total settlement amount is contingent upon future sales of products, the resolution of past infringements has stand-alone value to Micron (resolving past litigations, Micron is no longer subject to potential litigation from the Company and therefore eliminating significant potential damages and legal fees). Accordingly, we concluded that it was appropriate to allocate a portion of the consideration to resolution of past infringements. However, consistent with the discussion above and in our response to Comment 1, such amounts are not recognized until the amounts are due and payable due to the extended payment terms, as well as the contingency for Micron’s sales levels.

Note 19 - Agreements with SK hynix and Micron, page 97

4.
Please provide us with your detailed analysis regarding the identification of the different elements of the settlement agreements and the determination of the fair value of each of the elements. Discuss specifically how your determination of the elements and fair value reflects the material terms of the agreements. In this regard, tell us how you determined the estimated cash flows associated with the past and future license of technology and also how you determined an appropriate royalty rate for each of the past and future licenses of technology.

Response:

We supplementally advise the Staff that consistent with the guidance provided by Eric C. West in a speech at the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007 in regards to the accounting for litigation settlements, we first identified each item given and received and determined whether those items should be recognized. Based on the review of the agreements associated with the SK hynix and Micron settlements, we identified the following deliverables (using SK hynix as an example):

1.
Resolution of past patent infringement (including release and covenant not to sue) (pursuant to Sections 4.1 and 4.6 of the Settlement Agreement, dated June 11, 2013, among Registrant, SK hynix and certain SK hynix affiliates, which was previously filed with the SEC)

2.
Future license of intellectual property (pursuant to Sections 2.1, 2.4 and 2.5 of the Semiconductor Patent License Agreement, dated June 11, 2013, between Registrant and SK hynix, which was previously filed with the SEC)

3.	Resolution of antitrust litigation (including release) (pursuant to Section 4.1 of the

United States Securities and Exchange Commission
August 22, 2014

Settlement Agreement, dated June 11, 2013, among Registrant, SK hynix and certain SK hynix affiliates, which was previously filed with the SEC)

Per the guidance in ASC 605-25, we identified the various elements of the arrangement to determine whether each element met the criteria in ASC 605-25 as a separate unit of accounting. As each of the three elements had standalone value to the licensee and there are no rights of return associated with the delivered elements, all three elements were considered separate units of accounting.

We engaged a third party valuation firm in assisting us in determining the fair value of each element related to the settlement. In determining the fair value for each of the three elements, we applied the discounted cash flow (“DCF”) method, a method of the Income Approach:

1.
For the fair value of the resolution of past patent infringement, we first determined the past royalty rates. We used the implied royalty rates based on agreements that we had entered into, with similar customers, during the same time period. We assumed that the royalty proceeds received during the infringement period were reinvested, at the average after-tax return of 10-year government treasuries. We applied the DCF method, to the identified cash flows (based on the relief from royalty method) for the applicable prior periods, to determine the fair value of past patent infringement. The royalty rates used for this calculation were based on past transactions that had been entered into, for similar products, during the period of the past infringement calculations.

2.
For the fair value of the future license, the future royalty rate was based on recent transactions that the Company had entered into, and which extended into future periods similar to the term of the license. The annual estimated cash flows were then discounted to their present value at a discount rate that reflected the estimated weighted average cost of capital for the subject customer.

3.
For the fair value on the resolution of antitrust litigation, in applying the DCF method, cash flow was estimated based on the total legal fees anticipated to be incurred for the appeal and re-trial. The estimated cash flows were then discounted to their present value at an appropriate discount rate to obtain an indication of value. The discount rate utilized reflects estimates of required rates of return for investments that are deemed similar to an investment in the subject asset.

Please contact the undersigned at (408) 462-8608 if you have any questions or require further information regarding this matter.

United States Securities and Exchange Commission
August 22, 2014

Very truly yours,

/s/ Satish Rishi

Satish Rishi,
Senior Vice President, Finance and
Chief Financial Officer
Rambus Inc.

cc:    Jae Kim, Senior Vice President, General Counsel & Secretary, Rambus Inc.
Tom Bentley, Chairman of the Audit Committee of the Board of Directors, Rambus Inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Sameer Shirsekar, PricewaterhouseCoopers LLP